Exhibit 99.3

ANNUAL GENERAL MEETING APRIL 13, 2018 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 13, 2018 AT 9:00 A.M. CEST AT RADISSON BLU HOTEL AMSTERDAM AIRPORT, BOEING AVENUE 2, 1119 PB SCHIPHOL-RIJK, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2017

a. Application of the remuneration policy in 2017 (discussion only item)

b. Corporate governance and compliance with Dutch Corporate Governance Code (discussion only item)

c. Policy on additions to reserves and on dividends (discussion only item)

d. Adoption of the 2017 Annual Financial Statements (voting item)

e. Determination and distribution of dividend (voting item)

f. Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Sergio Marchionne (voting item)

b. Re-appointment of Richard J. Tobin (voting item)

c. Re-appointment of Mina Gerowin (voting item)

d. Re-appointment of Suzanne Heywood (voting item)

e. Re-appointment of Léo W. Houle (voting item)

f. Re-appointment of Peter Kalantzis (voting item)

g. Re-appointment of John B. Lanaway (voting item)

h. Re-appointment of Silke C. Scheiber (voting item)

i. Re-appointment of Guido Tabellini (voting item)

j. Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

k. Re-appointment of Jacques Theurillat (voting item)

4.	RE-APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

5.	RENEWAL AND EXTENSION OF THE EXISTING DELEGATIONS TO THE BOARD AS AUTHORIZED BODY TO ISSUE SHARES, TO GRANT RIGHTS AND TO RESTRICT STATUTORY PRE-EMPTIVE RIGHTS

a. Delegation of the Board as authorized body to issue common shares, to grant rights to acquire common shares in the capital of the Company (voting item)

b. Delegation of the Board as authorized body to limit or exclude statutory pre-emptive rights to the issuance of common shares in the capital of the Company (voting item)

c. Delegation of the Board as authorized body to issue special voting shares in the capital of the Company (voting item)

6.	REPLACEMENT OF THE EXISTING AUTHORIZATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

7.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairman of the meeting will open the Annual General Meeting of shareholders.

Item 2:  Annual Report 2017

◾	2a Application of the remuneration policy in 2017 (discussion only item)

The director’s remuneration report for 2017 is contained in the Company’s Annual Report and complies with the remuneration policy adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017. For further details on the remuneration of the Company’s directors (including the 2017-2019 Long Term incentive Awards) please refer to the “Remuneration of Directors” section of the Annual Report.

◾	2b Corporate governance and compliance with Dutch Corporate Governance Code (discussion only item)

CNH Industrial, as a listed company organized under the laws of the Netherlands, has adopted and complies with the best practice provisions of the Dutch Corporate Governance Code (the “DCGC”, as amended in December 2016 and coming into force starting on January 1, 2017). The DCGC contains principles and best practice provisions aiming at defining responsibilities for (i) long-term value creation and risk control, (ii) effective management and supervision, (iii) remuneration, and (iv) the relationship with shareholders (including the Annual General Meeting of shareholders) and other stakeholders.

Under the new version of the DCGC, companies have been requested to submit to the general meeting, as a discussion item only, the chapter of the Annual Report outlining its corporate governance structure and compliance with DCGC.

These two matters (including the disclosure of certain minor departures from the DCGC provisions) are covered in the section “Corporate Governance” of the Company’s 2017 Annual Report.

◾	2c Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2017 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the Annual General Meeting of shareholders, the Board, in accordance with article 21, paragraph 9, of the articles of association of the Company (“Articles of Association”), proposes to shareholders to distribute a dividend in cash of €0.14 per outstanding common share (after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association).

◾	2d Adoption of the 2017 Annual Financial Statements (voting item)

The executive directors of the Company will present the development of the business and results achieved in 2017. Further, they will comment on the Report on Operations. Please refer to the relevant sections of the Annual Report.

The Company’s 2017 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, that has issued an unqualified opinion. It is proposed that the 2017 Annual Financial Statements be adopted by the Annual General Meeting of shareholders.

◾	2e Determination and distribution of dividend (voting item)

The Board recommends to shareholders the distribution of a dividend in cash of €0.14 per common share, totaling approximately €191 million (equivalent to approximately $237 million, translated at the exchange rate reported by the European Central Bank on February 27, 2018).

The outstanding common shares will be quoted ex-dividend from April 23, 2018; the record date for the dividend shall be April 24, 2018 on both MTA and NYSE. It is expected that the dividend on the outstanding common shares will be paid on May 2, 2018.

◾	2f Release from liability of the executive directors and the non-executive directors of the Board (voting item)

The Annual General Meeting of shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts.

Item 3:  Re-appointment of the executive directors and of the non-executive directors

Pursuant to article 13, paragraph 3 of the Articles of Association, the term of office of the executive directors and the non-executive directors will expire on the day the first Annual General Meeting of shareholders is held in the calendar year following their year of appointment. Each executive director and each non-executive director may be re-appointed at any subsequent Annual General Meeting of shareholders. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board must consist of persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and other diversity factors are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be confirmed at eleven, a number deemed appropriate for the effective functioning of the Board and its Committees. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept a re-appointment.

Pursuant to the Articles of Association, the new term of office of the directors will expire on the day of the first Annual General Meeting of shareholders that will be held in 2019. The directors’ remuneration will comply with the Remuneration Policy adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017.

◾	3a Re-appointment of Sergio Marchionne (voting item)

◾	3b Re-appointment of Richard J. Tobin (voting item)

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Sergio Marchionne and Richard J. Tobin as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

◾	3c Re-appointment of Mina Gerowin (voting item)

◾	3d Re-appointment of Suzanne Heywood (voting item

◾	3e Re-appointment of Léo W. Houle (voting item)

◾	3f Re-appointment of Peter Kalantzis (voting item)

◾	3g Re-appointment of John B. Lanaway (voting item)

◾	3h Re-appointment of Silke C. Scheiber (voting item

◾	3i Re-appointment of Guido Tabellini (voting item)

◾	3j Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

◾	3k Re-appointment of Jacques Theurillat (voting item)

The Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Mina Gerowin, Suzanne Heywood, Léo W. Houle, Peter Kalantzis, John B. Lanaway, Silke C. Scheiber, Guido Tabellini, Jacqueline A. Tammenoms Bakker and Jacques Theurillat as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 4:  Re-appointment of Independent Auditor

◾	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

The Audit Committee has reviewed and considered the performance of the independent auditors in connection with the review and audit of the Company’s 2017 quarterly and consolidated annual audited financial statements and, based on such review, the Audit Committee has recommended to the Board the re-appointment of Ernst & Young Accountants LLP as Company’s independent auditor for the financial year ending December 31, 2018.

Item 5:  Renewal and extension of the existing delegations of the Board as authorized body to issue shares, to grant rights and to restrict pre-emptive rights

◾	5a Delegation of the Board as authorized body to issue common shares, to grant rights to acquire common shares in the capital of the Company (voting item)

Pursuant to a resolution passed by the Annual General Meeting of shareholders on September 9, 2013 in connection with the formation of CNH Industrial in 2013, the Board was designated as the authorized body to resolve on any issuance of common shares in the capital of the Company, including by way of rights or warrants exercisable for common shares or securities convertible into or exchangeable for common shares, which authorization is limited to:

•	the issuance of 15% of the total number of common shares issued in the capital of the Company following September 29, 2013, the date of completion of the formation of CNH Industrial N.V.;

•	an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and

•

without application of the 15% limitation, the issuance of common shares and grant of rights or options to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from approved equity incentive plans of the Company.

The authorization was given to the Board for a period of five (5) years as of the date of completion of the formation of CNH Industrial N.V. and is therefore expiring on September 28, 2018.

Therefore, the Board recommends and proposes to the Annual General Meeting of shareholders, to renew and extend the designation of the Board as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company for another period of five (5) years, starting as from the date of the Company’s 2018 Annual General Meeting of shareholders (April 13, 2018) and therefore up to and including April 12, 2023, which authorization is limited to:

•	the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018;

•	an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and

•

without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company.

Subject to the approval of the designation of the Board in accordance with this proposal, the designation of the Board as authorized body to issue shares and to grant rights to acquire shares in the Company granted in 2013 will expire.

◾	5b Delegation of the Board as authorized body to limit or exclude statutory pre-emptive rights to the issuance of common shares in the capital of the Company (voting item)

Pursuant to a resolution passed by the Annual General Meeting of shareholders on September 9, 2013 the Board was also designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority to issue shares. This authority was equally given to the Board for a period of five (5) years as of the date of completion of the formation of CNH Industrial N.V. and is therefore expiring on September 28, 2018.

The Board recommends and proposes to the Annual General Meeting of shareholders, for a period of five (5) years starting as from the date of the Company’s 2018 Annual General Meeting of Shareholders (April 13, 2018) and therefore up to and including April 12, 2023, to renew and extend the current designation of the Board as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant to the share issuance authorization described in the Agenda item 5a above.

Subject to the extension of the designation of the Board as authorized body being approved in accordance with this proposal, the designation of the Board as authorized body to limit or exclude the statutory pre-emptive rights of shareholders in connection with an issue of shares or a grant of rights to acquire shares in the capital of the Company granted in 2013 will expire.

◾	5c Delegation of the Board as authorized body to issue special voting shares in the capital of the Company (voting item)

Pursuant to Article 5, paragraph 8 of the Articles of Association of the Company, the Board is authorized to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in Article 3, paragraph 1 of the Articles of Association. The authorization was given to the Board for a period of five (5) years as of September 28, 2013 and is therefore expiring on September 27, 2018.

In order to meet possible future requests of shareholders who comply with the terms and conditions qualifying for the issuance of such special voting shares, the Board recommends and proposes to the Annual General Meeting of shareholders, to renew and extend the designation of the Board as authorized body to issue special voting shares in the capital of the Company up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in Article 3, paragraph 1 of the Articles of Association for another period of five (5) years, starting as from the date of on which the current authorization expires and therefore from September 28, 2018 up to and including September 27, 2023. Please refer to the Annual Report for a detailed description of the terms and conditions that must be satisfied by shareholders in order to be granted a special voting share for each common share held.

Item 6:  Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company (voting item)

Consistent with previous Annual General Meetings of shareholders, at the Annual General Meetings of shareholders held on April 14, 2017, shareholders renewed the authority granted to the Board to acquire up to $300 million in common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 14, 2017. Such authorization was for a period of 18 months from the date of the Annual General Meeting of shareholders and, therefore, expiring on October 13, 2018, subject to certain maximum and minimum price requirements.

Since June 2017, pursuant to such shareholders’ authorization, the Board repurchased common shares in implementation of the Share Buyback Program (the” Program”). Information and up-to-date details of the repurchase activity are available in a dedicated section on the CNH Industrial website (www.cnhindustrial.com).

In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the Program, and considering the fact that the current authorization expires on October 13, 2018, the Board proposes to the Annual General Meeting to replace the existing authority by a new authorization to acquire common shares in its own capital through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months from the date of the 2018 Annual General Meeting of shareholders and therefore up to and including October 12, 2019 (such in accordance with article 7 of the Articles of Association and in compliance with applicable rules and regulations). If the AGM will grant such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program. Neither the renewal of the authorization, nor the launch of the program obliges the Company to repurchase any common shares and the program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.

Therefore, the Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 13, 2018 and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

Item 7:  Close of meeting

The chairman of the meeting will close the Annual General Meeting of shareholders. Final greetings.

CNH Industrial N.V., March 2, 2018

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.